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MCN ENERGY GROUP INC. AND SUBSIDIARIES                              EXHIBIT 12-1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

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
                                                                         TWELVE MONTHS        TWELVE MONTHS      TWELVE MONTHS
                                                                             ENDED                ENDED              ENDED
                                                                       DECEMBER 31, 1997     DECEMBER 31, 1996   DECEMBER 31, 1995
                                                                       -----------------     -----------------   -----------------
EARNINGS AS DEFINED(1)(5)
Pre-tax income(2)                                                      $         181,299      $        146,607    $        128,997
Fixed charges(3)                                                                 125,338                99,944              72,895
                                                                       -----------------      ----------------    ----------------
  Earnings as defined                                                  $         306,637      $        246,551    $        201,892
                                                                       =================      ================    ================

FIXED CHARGES AS DEFINED(1)(4)(5)
Interest, expensed                                                     $          86,453      $         77,781    $         57,675
Interest, capitalized                                                             18,190                13,235               7,926
Amortization of debt discounts, premium
  and expense                                                                      2,426                 2,217               1,641
Interest implicit in rentals                                                       2,181                 2,339               2,325
Preferred securities dividend requirements
  of subsidiaries                                                                 31,090                12,390               9,699
                                                                       -----------------      ----------------    ----------------
  Fixed charges as defined                                             $         140,340      $        107,962    $         79,266
                                                                       =================      ================    ================
Ratio of Earnings to Fixed Charges                                                  2.18                  2.28                2.55
                                                                       =================      ================    ================


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(1)  Earnings and fixed charges are defined and computed in accordance with Item
     503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN and its majority-owned subsidiaries, (b) MCN's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies and the preferred securities dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income.

(4) Fixed charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries, increased to reflect the pre-tax earnings requirement for MichCon.


(5) In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.